UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

TURQUOISE HILL RESOURCES LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

900435108

(CUSIP Number)

Matthew Halbower

Pentwater Capital Management LP

1001 10th Avenue South, Suite 216

Naples, FL 34102

(239) 384-9750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,481,656 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,481,656 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,481,656 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.67% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	This amount includes 40,000 shares issuable upon exercise of call options held by certain of the Funds (as defined below).

(2)	Based on 201,231,466 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Crown Managed Accounts SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 682,970 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 682,970 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,970 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.34% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount includes 2,400 shares issuable upon exercise of call options held by the reporting person.

(2)	Based on 201,231,466 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS LMA SPC on behalf of MAP 98 Segregated Portfolio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 213,560 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 213,560 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,560 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount includes 1,600 shares issuable upon exercise of call options held by the reporting person.
(2)	Based on 201,231,466 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Investment Opportunities 3 SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 812,779
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 812,779
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 812,779
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.40% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 201,231,466 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Oceana Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,661,777 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,661,777 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,661,777 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.32% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount includes 11,100 shares issuable upon exercise of call options held by the reporting person.

(2)	Based on 201,231,466 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Equity Opportunities Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,993,267 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,993,267 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,993,267 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.99% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount includes 6,300 shares issuable upon exercise of call options held by the reporting person.

(2)	Based on 201,231,466 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Merger Arbitrage Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,855,939 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,855,939 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,855,939 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.41% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount includes 18,600 shares issuable upon exercise of call options held by the reporting person.
(2)	Based on 201,231,466 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS PWCM Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,093,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,093,548
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,093,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.53% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 201,231,466 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Unconstrained Master Fund. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 201,231,466 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Matthew Halbower
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,060,256
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,060,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,060,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.51% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 201,231,466 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022

This Amendment No. 3 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by Pentwater Capital Management LP, a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Pentwater Capital”), Crown Managed Accounts SPC, an exempted company formed in the Cayman Islands (“CROWN”), Investment Opportunities 3 SPC, a segregated portfolio company formed in the Cayman Islands (“MALT”), LMA SPC on behalf of MAP 98 Segregated Portfolio, a segregated portfolio company formed in the Cayman Islands (“MAP”), Oceana Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Oceana”), Pentwater Equity Opportunities Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Pentwater Equity”), Pentwater Merger Arbitrage Master Fund, Ltd., an exempted company formed in the Cayman Islands (“PMAM”), Pentwater Thanksgiving Fund LP a limited partnership formed in the Cayman Islands (“PTHK”) (which is no longer a reporting person), PWCM Master Fund, Ltd., an exempted company formed in the Cayman Islands (“PWCM Master”), Pentwater Metric Merger Arbitrage Fund LP, a limited partnership formed in the Cayman Islands (“PWMM”) (which is no longer a reporting person), and Pentwater Unconstrained Master Fund, Ltd. an exempted company formed in the Cayman Islands (PWUM), and Matthew Halbower, chief executive officer of Pentwater Capital, as the same has been amended by Amendments No. 1 and 2 thereto (as amended, the “Schedule 13D”). Pentwater Capital, CROWN, MALT, MAP, Oceana, Pentwater Equity, PMAM, PWCM Master, PWUM, and Matthew Halbower are collectively referred to herein as “Reporting Persons.” CROWN, MALT, MAP, Oceana, Pentwater Equity, PMAM, PTHK, PWCM Master and PWUM are collectively referred to herein as the “Funds.” Pentwater Capital is the investment adviser of each of the Funds.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The aggregate purchase price for the 23,481,656 shares of Common Stock, inclusive of call options with respect to 40,000 shares of Common Stock held by the Reporting Persons is approximately $469,867,941. Such securities were purchased using the investment capital of each applicable Fund.  The shares of Common Stock owned by the Funds are held primarily in margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.  The Funds’ collective indebtedness in their margin accounts associated with their investments in securities of the Issuer was approximately $346,271,422 as of September 8, 2022.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D/A is hereby amended and supplemented by adding the following:

On September 6, the Issuer disclosed that it entered into an Arrangement Agreement, dated as of September 5, 2022 (the “Arrangement Agreement”), with Rio Tinto plc (“Rio Tinto”), Rio Tinto International Holdings Limited (“Parent”), whereby Rio Tinto has agreed to acquire all of the issued and outstanding shares of Common Stock, including all shares of Common Stock held by the Company’s minority shareholders for $43 CAD per share upon the terms, and subject to the conditions, set forth in the Arrangement Agreement.

Pentwater Capital believes that the proposed price under the Arrangement Agreement significantly undervalues the Common Stock.  Pentwater Capital does not intend to vote in favor of the transactions contemplated by the Arrangement Agreement (the “Transaction”).  Pentwater Capital is evaluating potential courses of action with respect to the Transaction as well as Rio Tinto’s history of coercive control over Turquoise Hill.  Those potential courses of action include the exercise of its rights of dissent under the YBCA (“Dissent Rights”) as well as potential legal actions against Rio Tinto and Turquoise Hill.  Pentwater may also acquire additional shares of Common Stock.

Consistent with the foregoing, on September 9, 2022, Pentwater Capital published a press release (the “September 9 Press Release”) regarding its acquisition of additional shares of Common Stock and its view that the Arrangement Agreement undervalues the Common Stock. The foregoing description of the September 9 Press Release does not purport to be complete and is qualified in its entirety by reference to the full text thereof, a copy of which is filed as Exhibit 99.13 and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b) Each Reporting Person’s beneficial ownership of Common Stock on the date of this Schedule 13D/Amendment 3 is reflected on that Reporting Person’s cover page. By virtue of his position with Pentwater Capital, Mr. Halbower has the sole power to vote the shares of Common Stock owned by the Reporting Persons. Subject to restrictions, Mr. Halbower has the sole power to dispose of the shares of Common Stock owned by the Reporting Persons.

(c) The transactions in the class of securities reported on that were effected during the past 60 days on behalf of the Reporting Persons are set forth in Schedule A and incorporated herein by reference. Other than those transactions, there were no other such transactions in the securities by the Reporting Persons that were effected during the past 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Reporting Persons has entered into cash-settled total return swap agreements with unaffiliated third party financial institutions. The swaps constitute economic exposure to 3,257,600 notional shares of Common Stock. The swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in the swap contracts or shares of Common Stock or other securities or financial instruments that may be held from time to time.

CROWN, MAP, Oceana, Pentwater Equity and PMAM collectively hold 400 call options, which entitle the holders to purchase an aggregate of 40,000 shares of Common Stock at the strike price of $20.00 per share at any time prior to January 20, 2022, the expiration date for such options.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 99.13 Press Release, dated September 9, 2022

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2022	PENTWATER CAPITAL MANAGEMENT LP
By: Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

CROWN MANAGED ACCOUNTS SPC
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

LMA SPC for and on behalf of MAP 98 Segregated Portfolio
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

INVESTMENT OPPORTUNITIES 3 SPC
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

OCEANA MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER EQUITY OPPORTUNITIES MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER MERGER ARBITRAGE MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PWCM MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER UNCONSTRAINED MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

MATTHEW C. HALBOWER

/s/ Matthew Halbower
Matthew C. Halbower

Schedule A

Transactions in the shares of the Issuer During the Past 60 Days

For account of Crown Managed Accounts SPC

Date	Transaction Type	Number of shares of Common Stock	Price ($US unless otherwise indicated)
7/12/2022	Buy	255	24.07055
7/12/2022	Buy	4,037	24.9643
7/13/2022	Sell	412	25.1324045
7/14/2022	Buy	206	23.960494
7/15/2022	Sell	206	25.102306
7/18/2022	Sell	605	25.93127551
7/19/2022	Buy	309	25.76777267
7/20/2022	Buy	247	25.44142667
7/21/2022	Buy	618	24.7333
7/21/2022	Buy	247	24.76561667
7/22/2022	Buy	618	25.05
7/25/2022	Sell	247	25.48159333
8/4/2022	Buy	515	25.5356
8/8/2022	Sell	206	25.725
8/10/2022	Sell	206	26.2111
8/11/2022	Buy	309	25.83335533
8/11/2022	Sell	206	26.0424
8/15/2022	Buy	2,071	23.09075539
8/15/2022	Buy	2,884	23.9543
8/15/2022	Sell	206	23.6524
8/15/2022	Buy	618	22.34620733
8/17/2022	Sell	206	24.16125
8/18/2022	Sell	824	25.20314525
8/19/2022	Sell	4,100	23.01926829
8/19/2022	Buy	13,400	24.48824985
8/19/2022	Sell	300	23.6971831
8/19/2022	Sell	1,300	23.81319628
8/22/2022	Sell	4,687	22.96145367
8/22/2022	Sell	2,193	22.81251402
8/22/2022	Buy	430	21.55285
8/23/2022	Sell	4,730	22.60012443
8/23/2022	Sell	11,610	23.04170882
8/23/2022	Sell	860	22.36462
8/24/2022	Buy	4,300	29.2375
8/24/2022	Buy	486	29.20425354
8/24/2022	Buy	159	28.825
8/24/2022	Buy	2,795	29.1975
8/24/2022	Sell	3,225	28.828893
8/24/2022	Buy	1,075	29.1909546
8/24/2022	Sell	4,300	29.0715508
8/25/2022	Buy	4,815	28.85265213
8/26/2022	Buy	1,935	28.71276456
8/30/2022	Sell	860	27.372203
8/30/2022	Buy	860	27.724246
8/30/2022	Buy	2,150	27.8
9/2/2022	Buy	22,829	40.87190484*
9/2/2022	Buy	2,636	40.31652194*
9/7/2022	Buy	4,643	41.29253798*
9/7/2022	Buy	2,358	41.30406625*
9/8/2022	Buy	8,150	41.76513115*
9/8/2022	Buy	165,033	31.97491547
9/8/2022	Buy	2,672	41.59423225*

*Canadian dollars

TRQ $23 Strike Call Option August 2022

Date	Transaction Type	Number of shares of Common Stock	Price ($)
8/15/2022	Sell	300	0.697
8/19/2022	Buy	300	0.697

TRQ Put Options

Date	Transaction	Notional Shares	Price ($)	Expiration/Strike ($)
7/12/2022	Buy	11,500	2.15	August 2022/24
7/21/2022	Buy	900	2.0915	August 2022/24
8/17/2022	Sell	6,200	0.4	August 2022/24
7/27/2022	Buy	100	1.8	August 2022/25
8/9/2022	Sell	100	1.0016	August 2022/25
8/10/2022	Sell	12,400	0.8485	August 2022/25
8/10/2022	Sell	3,700	0.71692	August 2022/25
8/18/2022	Buy	10,300	0.45	August 2022/25
8/18/2022	Sell	10,300	0.45	August 2022/25
8/18/2022	Buy	2,700	0.3084	August 2022/25
8/19/2022	Buy	13,400	0.511750149	August 2022/25
7/21/2022	Buy	2,100	3.01	August 2022/26
7/22/2022	Buy	2,000	2.95	August 2022/26
8/19/2022	Sell	4,100	2.980731707	August 2022/26
7/19/2022	Buy	600	3.187500001	August 2022/27
7/20/2022	Buy	700	3.1862069	August 2022/27
8/19/2022	Sell	1,300	3.186803716	August 2022/27
8/15/2022	Buy	8,200	1.1009	September 2022/22
8/30/2022	Sell	200	0.27160714	September 2022/22
8/10/2022	Buy	3,700	1.26452	September 2022/23
8/10/2022	Buy	12,400	1.5868	September 2022/23
8/17/2022	Buy	6,400	1.725	September 2022/23
8/18/2022	Buy	3,200	1.224573333	September 2022/23
8/19/2022	Buy	4,300	1.3449	September 2022/23
8/22/2022	Buy	4,300	1.81698	September 2022/23
8/9/2022	Buy	100	2.25	September 2022/24
8/24/2022	Buy	1,300	0.646000005	September 2022/25
8/24/2022	Buy	7,300	0.6697	September 2022/25
8/24/2022	Buy	3,700	0.640082353	September 2022/25
8/11/2022	Buy	11,700	2.5735	September 2022/26
8/11/2022	Buy	200	2.489	September 2022/26
8/12/2022	Buy	200	2.35	September 2022/26
8/24/2022	Buy	1,100	0.831559995	September 2022/26
8/30/2022	Buy	6,400	1.05	September 2022/26
8/24/2022	Buy	2,100	1.3704	September 2022/27
8/30/2022	Buy	200	1.42160714	September 2022/27
8/24/2022	Buy	100	1.3	September 2022/28
8/24/2022	Buy	10,700	1.55	September 2022/28
8/24/2022	Buy	2,100	1.99924	September 2022/28
9/2/2022	Buy	1,700	0.2	September 2022/28
9/2/2022	Buy	4,300	0.3984	September 2022/30

For account of Investment Opportunities 3 SPC

Date	Transaction Type	Number of shares of Common Stock	Price ($)
7/12/2022	Buy	1,865	24.07055
7/12/2022	Buy	3,628	24.9643
7/13/2022	Sell	370	25.1324045
7/14/2022	Buy	185	23.960494
7/15/2022	Sell	185	25.102306
7/18/2022	Sell	544	25.93127551
7/19/2022	Buy	278	25.76777267
7/20/2022	Buy	222	25.44142667
7/21/2022	Buy	555	24.7333
7/21/2022	Buy	222	24.76561667
7/22/2022	Buy	555	25.05
7/25/2022	Sell	222	25.48159333
8/4/2022	Buy	463	25.5356
8/8/2022	Sell	185	25.725
8/10/2022	Sell	185	26.2111
8/11/2022	Buy	278	25.83335533
8/11/2022	Sell	185	26.0424
8/15/2022	Buy	2,601	23.09075539
8/15/2022	Buy	2,592	23.9543
8/15/2022	Sell	185	23.6524
8/15/2022	Buy	555	22.34620733
8/16/2022	Buy	370	23.07687838
8/17/2022	Sell	185	24.16125
8/17/2022	Buy	370	23.44056757
8/18/2022	Sell	740	25.20314525
8/19/2022	Sell	3,700	23.01918919
8/19/2022	Buy	2,925	24.20493333
8/19/2022	Buy	12,000	24.48771867
8/19/2022	Sell	300	23.6971831
8/19/2022	Sell	1,100	23.81320533
8/22/2022	Sell	4,251	22.96145367
8/22/2022	Sell	1,989	22.81251402
8/22/2022	Buy	390	21.55285
8/23/2022	Sell	4,290	22.60012443
8/23/2022	Sell	10,530	23.04170882
8/23/2022	Sell	780	22.36462
8/24/2022	Buy	3,900	29.2375
8/24/2022	Buy	441	29.20425354
8/24/2022	Buy	144	28.825
8/24/2022	Buy	2,535	29.1975
8/24/2022	Sell	2,925	28.828893
8/24/2022	Buy	975	29.1909546
8/24/2022	Sell	3,900	29.0715508
8/25/2022	Buy	4,325	28.85265213
8/26/2022	Buy	1,755	28.71276456
8/30/2022	Sell	780	27.372203
8/30/2022	Buy	780	27.724246
8/30/2022	Buy	1,950	27.8
9/2/2022	Buy	30,789	40.87190484*
9/2/2022	Buy	21,048	40.31652194*
9/6/2022	Buy	40,000	40.795654*
9/7/2022	Buy	15,913	41.29253798*
9/7/2022	Buy	7,958	41.30406625*
9/8/2022	Buy	9,748	41.76513115*
9/8/2022	Buy	3,196	41.59423225*

*Canadian dollars

TRQ $23 Strike Call Option August 2022

Date	Transaction Type	Number of shares of Common Stock	Price ($)
8/15/2022	Sell	300	0.697
8/19/2022	Buy	300	0.697

TRQ Put Options

Date	Transaction	Notional Shares	Price ($)	Expiration/Strike ($)
7/12/2022	Buy	10,400	2.15	August 2022/24
7/21/2022	Buy	700	2.0915	August 2022/24
8/17/2022	Sell	5,500	0.4	August 2022/24
8/9/2022	Sell	28,800	1.0016	August 2022/25
8/10/2022	Sell	12,600	0.71692	August 2022/25
8/10/2022	Sell	11,100	0.8485	August 2022/25
8/18/2022	Sell	9,200	0.45	August 2022/25
8/18/2022	Buy	11,700	0.3084	August 2022/25
8/19/2022	Buy	12,000	0.512281333	August 2022/25
7/21/2022	Buy	1,900	3.01	August 2022/26
7/22/2022	Buy	1,800	2.95	August 2022/26
8/19/2022	Sell	3,700	2.980810811	August 2022/26
7/19/2022	Buy	500	3.187500001	August 2022/27
7/20/2022	Buy	600	3.1862069	August 2022/27
8/19/2022	Sell	1,100	3.186794673	August 2022/27
8/15/2022	Buy	7,400	1.1009	September 2022/22
8/30/2022	Sell	200	0.27160714	September 2022/22
8/10/2022	Buy	12,600	1.26452	September 2022/23
8/10/2022	Buy	11,100	1.5868	September 2022/23
8/19/2022	Buy	3,900	1.3449	September 2022/23
8/22/2022	Buy	3,900	1.81698	September 2022/23
8/9/2022	Buy	28,800	2.25	September 2022/24
8/24/2022	Buy	1,200	0.646000005	September 2022/25
8/24/2022	Buy	6,600	0.6697	September 2022/25
8/24/2022	Buy	3,300	0.640082353	September 2022/25
8/11/2022	Buy	25,600	2.5735	September 2022/26
8/11/2022	Buy	300	2.489	September 2022/26
8/12/2022	Buy	100	2.35	September 2022/26
8/24/2022	Buy	1,000	0.831559995	September 2022/26
8/30/2022	Buy	5,800	1.05	September 2022/26
8/24/2022	Buy	1,900	1.3704	September 2022/27
8/30/2022	Buy	200	1.42160714	September 2022/27
8/24/2022	Buy	1,900	1.99924	September 2022/28
8/24/2022	Buy	100	1.3	September 2022/28
8/24/2022	Buy	9,700	1.55	September 2022/28
9/2/2022	Buy	1,600	0.2	September 2022/28
9/2/2022	Buy	4,000	0.3984	September 2022/30

For account of LMA SPC on behalf of MAP 98 Segregated Portfolio

Date	Transaction Type	Number of shares of Common Stock	Price ($)
7/12/2022	Buy	3,159	24.9643
7/13/2022	Sell	322	25.1324045
7/14/2022	Buy	161	23.960494
7/15/2022	Sell	161	25.102306
7/18/2022	Sell	474	25.93127551
7/19/2022	Buy	242	25.76777267
7/20/2022	Buy	193	25.44142667
7/21/2022	Buy	484	24.7333
7/21/2022	Buy	193	24.76561667
7/22/2022	Buy	484	25.05
7/25/2022	Sell	193	25.48159333
8/4/2022	Buy	403	25.5356
8/8/2022	Sell	161	25.725
8/10/2022	Sell	161	26.2111
8/11/2022	Buy	242	25.83335533
8/11/2022	Sell	161	26.0424
8/15/2022	Buy	1,620	23.09075539
8/15/2022	Buy	2,256	23.9543
8/15/2022	Sell	161	23.6524
8/15/2022	Buy	484	22.34620733
8/17/2022	Sell	161	24.16125
8/18/2022	Sell	645	25.20314525
8/19/2022	Sell	3,200	23.02
8/19/2022	Sell	10,000	24.092989
8/19/2022	Buy	10,500	24.48898971
8/19/2022	Sell	200	23.6971831
8/19/2022	Sell	1,000	23.81327586
8/22/2022	Sell	10,000	22.604338
8/23/2022	Sell	10,000	22.773656
8/24/2022	Sell	30,000	28.02179
8/25/2022	Buy	1,879	28.85265213
9/8/2022	Buy	111,237	31.97491547

TRQ $23 Strike Call Option August 2022

Date	Transaction Type	Number of shares of Common Stock	Price ($)
8/15/2022	Sell	200	0.697
8/19/2022	Buy	200	0.697

TRQ Put Options

Date	Transaction	Notional Shares	Price ($)	Expiration/Strike ($)
7/12/2022	Buy	9,000	2.15	August 2022/24
7/21/2022	Buy	700	2.0915	August 2022/24
8/17/2022	Sell	4,900	0.4	August 2022/24
8/10/2022	Sell	9,700	0.8485	August 2022/25
8/10/2022	Sell	2,900	0.71692	August 2022/25
8/18/2022	Buy	8,100	0.45	August 2022/25
8/18/2022	Sell	8,100	0.45	August 2022/25
8/18/2022	Buy	2,100	0.3084	August 2022/25
8/19/2022	Buy	10,500	0.511010286	August 2022/25
7/21/2022	Buy	1,600	3.01	August 2022/26
7/22/2022	Buy	1,600	2.95	August 2022/26
8/19/2022	Sell	3,200	2.98	August 2022/26
7/19/2022	Buy	400	3.187500001	August 2022/27
7/20/2022	Buy	600	3.1862069	August 2022/27
8/19/2022	Sell	1,000	3.186724141	August 2022/27
8/15/2022	Buy	6,500	1.1009	September 2022/22
8/30/2022	Sell	200	0.27160714	September 2022/22
8/10/2022	Buy	2,900	1.26452	September 2022/23
8/10/2022	Buy	9,700	1.5868	September 2022/23
8/17/2022	Buy	5,000	1.725	September 2022/23
8/18/2022	Buy	2,500	1.224573333	September 2022/23
8/12/2022	Buy	200	2.35	September 2022/26
8/30/2022	Buy	200	1.42160714	September 2022/27

For account of PWCM Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
7/12/2022	Buy	27,315	24.964
7/13/2022	Sell	2,787	25.132
7/14/2022	Buy	1,394	23.960
7/15/2022	Sell	1,394	25.102
7/18/2022	Sell	4,097	25.931
7/19/2022	Buy	2,090	25.768
7/20/2022	Buy	1,671	25.441
7/21/2022	Buy	4,180	24.733
7/21/2022	Buy	1,672	24.766
7/22/2022	Buy	4,181	25.050
7/25/2022	Sell	1,672	25.482
8/4/2022	Buy	3,484	25.536
8/8/2022	Sell	1,394	25.725
8/10/2022	Sell	1,394	26.211
8/11/2022	Buy	2,090	25.833
8/11/2022	Sell	1,394	26.042
8/15/2022	Buy	14,009	23.091
8/15/2022	Buy	19,510	23.954
8/15/2022	Sell	1,394	23.652
8/15/2022	Buy	4,181	22.346
8/17/2022	Sell	1,394	24.161
8/18/2022	Sell	5,574	25.203
8/19/2022	Sell	27,900	23.020
8/19/2022	Buy	90,600	24.488
8/19/2022	Sell	2,000	23.697
8/19/2022	Sell	8,600	23.813
8/22/2022	Sell	31,283	22.961
8/22/2022	Sell	14,637	22.813
8/22/2022	Buy	2,870	21.553
8/23/2022	Sell	31,570	22.600
8/23/2022	Sell	5,740	22.365
8/23/2022	Sell	77,490	23.042
8/24/2022	Buy	3,243	29.204
8/24/2022	Buy	1,062	28.825
8/24/2022	Sell	21,525	28.829
8/24/2022	Buy	7,175	29.191
8/24/2022	Buy	18,655	29.198
8/24/2022	Sell	28,700	29.072
8/24/2022	Buy	28,700	29.238
8/25/2022	Buy	32,582	28.853
8/26/2022	Buy	12,915	28.713
8/30/2022	Sell	5,740	27.372
8/30/2022	Buy	5,740	27.724
8/30/2022	Buy	14,350	27.800
9/8/2022	Buy	78,478	31.975

TRQ $23 Strike Call Option August 2022

Date	Transaction Type	Number of shares of Common Stock	Price ($)
8/15/2022	Sell	2,000	0.697
8/19/2022	Buy	2,000	0.697

TRQ Put Options

Date	Transaction	Notional Shares	Price	Expiration/Strike ($)
7/12/2022	Buy	78,100	2.15	August 2022/24
7/21/2022	Buy	5,500	2.0915	August 2022/24
8/17/2022	Sell	41,800	0.4	August 2022/24
7/27/2022	Buy	300	1.8	August 2022/25
8/9/2022	Sell	300	1.0016	August 2022/25
8/10/2022	Sell	25,300	0.71692	August 2022/25
8/10/2022	Sell	83,600	0.8485	August 2022/25
8/18/2022	Buy	69,700	0.45	August 2022/25
8/18/2022	Sell	69,700	0.45	August 2022/25
8/18/2022	Buy	18,300	0.3084	August 2022/25
8/19/2022	Buy	90,600	0.511574	August 2022/25
7/21/2022	Buy	13,900	3.01	August 2022/26
7/22/2022	Buy	14,000	2.95	August 2022/26
8/19/2022	Sell	27,900	2.979892	August 2022/26
7/19/2022	Buy	3,800	3.1875	August 2022/27
7/20/2022	Buy	4,800	3.186207	August 2022/27
8/19/2022	Sell	8,600	3.186778	August 2022/27
8/15/2022	Buy	55,700	1.1009	September 2022/22
8/30/2022	Sell	1,600	0.271607	September 2022/22
8/31/2022	Sell	100	0.405	September 2022/22
8/10/2022	Buy	25,300	1.26452	September 2022/23
8/10/2022	Buy	83,600	1.5868	September 2022/23
8/17/2022	Buy	43,400	1.725	September 2022/23
8/18/2022	Buy	21,800	1.224573	September 2022/23
8/19/2022	Buy	28,600	1.3449	September 2022/23
8/22/2022	Buy	28,600	1.81698	September 2022/23
8/9/2022	Buy	300	2.25	September 2022/24
8/24/2022	Buy	8,600	0.646	September 2022/25
8/24/2022	Buy	48,800	0.6697	September 2022/25
8/24/2022	Buy	24,400	0.640082	September 2022/25
8/11/2022	Buy	6,100	2.5735	September 2022/26
8/11/2022	Buy	1,400	2.489	September 2022/26
8/11/2022	Buy	100	2.35	September 2022/26
8/12/2022	Buy	1,300	2.35	September 2022/26
8/24/2022	Buy	7,200	0.83156	September 2022/26
8/30/2022	Buy	43,100	1.05	September 2022/26
8/24/2022	Buy	14,400	1.3704	September 2022/27
8/26/2022	Buy	300	1	September 2022/27
8/30/2022	Buy	1,600	1.421607	September 2022/27
8/31/2022	Buy	100	1.58	September 2022/27
8/24/2022	Buy	14,400	1.99924	September 2022/28
8/24/2022	Buy	800	1.3	September 2022/28
8/24/2022	Buy	71,800	1.55	September 2022/28
9/2/2022	Buy	10,800	0.2	September 2022/28
9/2/2022	Buy	28,000	0.3984	September 2022/30
9/2/2022	Buy	100	0.4	September 2022/30

For account of Oceana Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
7/12/2022	Buy	920	24.07055
7/12/2022	Buy	16,114	24.9643
7/13/2022	Sell	1,645	25.1324045
7/14/2022	Buy	822	23.960494
7/15/2022	Sell	822	25.102306
7/18/2022	Sell	2,417	25.93127551
7/19/2022	Buy	1,233	25.76777267
7/20/2022	Buy	987	25.44142667
7/21/2022	Buy	2,467	24.7333
7/21/2022	Buy	987	24.76561667
7/22/2022	Buy	2,467	25.05
7/25/2022	Sell	987	25.48159333
8/4/2022	Buy	2,055	25.5356
8/8/2022	Sell	822	25.725
8/10/2022	Sell	822	26.2111
8/11/2022	Buy	1,233	25.83335533
8/11/2022	Sell	822	26.0424
8/15/2022	Buy	8,264	23.09075539
8/15/2022	Buy	11,510	23.9543
8/15/2022	Sell	822	23.6524
8/15/2022	Buy	2,466	22.34620733
8/17/2022	Sell	822	24.16125
8/18/2022	Sell	3,289	25.20314525
8/19/2022	Sell	16,500	23.02018182
8/19/2022	Buy	53,400	24.48851843
8/19/2022	Sell	1,200	23.6971831
8/19/2022	Sell	5,100	23.81323529
8/22/2022	Sell	18,530	22.96145367
8/22/2022	Sell	8,670	22.81251402
8/22/2022	Buy	1,700	21.55285
8/23/2022	Sell	18,700	22.60012443
8/23/2022	Sell	3,400	22.36462
8/23/2022	Sell	45,900	23.04170882
8/24/2022	Buy	17,000	29.2375
8/24/2022	Buy	1,921	29.20425354
8/24/2022	Sell	12,750	28.828893
8/24/2022	Buy	629	28.825
8/24/2022	Buy	4,250	29.1909546
8/24/2022	Buy	11,050	29.1975
8/24/2022	Sell	17,000	29.0715508
8/25/2022	Buy	19,219	28.85265213
8/26/2022	Buy	7,650	28.71276456
8/30/2022	Sell	3,400	27.372203
8/30/2022	Buy	3,400	27.724246
8/30/2022	Buy	8,500	27.8
9/2/2022	Buy	88,768	40.87190484*
9/2/2022	Buy	10,250	40.31652194*
9/7/2022	Buy	18,188	41.29253798*
9/7/2022	Buy	9,238	41.30406625*
9/8/2022	Buy	31,976	41.76513115*
9/8/2022	Buy	741,206	31.97491547
9/8/2022	Buy	10,484	41.59423225*

*Canadian dollars

TRQ $23 Strike Call Option August 2022

Date	Transaction Type	Number of shares of Common Stock	Price ($)
8/15/2022	Sell	1,200	0.697
8/19/2022	Buy	1,200	0.697

TRQ Put Options

Date	Transaction	Notional Shares	Price	Expiration/Strike ($)
7/12/2022	Buy	46,100	2.15	August 2022/24
7/21/2022	Buy	3,200	2.0915	August 2022/24
8/17/2022	Sell	24,600	0.4	August 2022/24
7/27/2022	Buy	200	1.8	August 2022/25
8/9/2022	Sell	200	1.0016	August 2022/25
8/10/2022	Sell	14,900	0.71692	August 2022/25
8/10/2022	Sell	49,300	0.8485	August 2022/25
8/18/2022	Buy	41,100	0.45	August 2022/25
8/18/2022	Sell	41,100	0.45	August 2022/25
8/18/2022	Buy	10,800	0.3084	August 2022/25
8/19/2022	Buy	53,400	0.511481573	August 2022/25
7/21/2022	Buy	8,200	3.01	August 2022/26
7/22/2022	Buy	8,300	2.95	August 2022/26
8/19/2022	Sell	16,500	2.979818182	August 2022/26
7/19/2022	Buy	2,200	3.187500001	August 2022/27
7/20/2022	Buy	2,900	3.1862069	August 2022/27
8/19/2022	Sell	5,100	3.186764708	August 2022/27
8/15/2022	Buy	32,900	1.1009	September 2022/22
8/30/2022	Sell	900	0.27160714	September 2022/22
8/10/2022	Buy	14,900	1.26452	September 2022/23
8/10/2022	Buy	49,300	1.5868	September 2022/23
8/17/2022	Buy	25,700	1.725	September 2022/23
8/18/2022	Buy	12,800	1.224573333	September 2022/23
8/19/2022	Buy	17,000	1.3449	September 2022/23
8/22/2022	Buy	17,000	1.81698	September 2022/23
8/9/2022	Buy	200	2.25	September 2022/24
8/24/2022	Buy	5,100	0.646000005	September 2022/25
8/24/2022	Buy	28,900	0.6697	September 2022/25
8/24/2022	Buy	14,400	0.640082353	September 2022/25
8/11/2022	Buy	41,200	2.5735	September 2022/26
8/11/2022	Buy	100	2.35	September 2022/26
8/11/2022	Buy	800	2.489	September 2022/26
8/12/2022	Buy	800	2.35	September 2022/26
8/24/2022	Buy	4,300	0.831559995	September 2022/26
8/30/2022	Buy	25,500	1.05	September 2022/26
8/24/2022	Buy	8,500	1.3704	September 2022/27
8/26/2022	Buy	100	1	September 2022/27
8/30/2022	Buy	900	1.42160714	September 2022/27
8/24/2022	Buy	400	1.3	September 2022/28
8/24/2022	Buy	42,500	1.55	September 2022/28
8/24/2022	Buy	8,500	1.99924	September 2022/28
9/2/2022	Buy	6,700	0.2	September 2022/28
9/2/2022	Buy	17,300	0.3984	September 2022/30

For account of Pentwater Equity Opportunities Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
7/12/2022	Buy	70	24.07055
7/12/2022	Buy	11,599	24.9643
7/13/2022	Sell	1,184	25.1324045
7/14/2022	Buy	592	23.960494
7/15/2022	Sell	592	25.102306
7/18/2022	Sell	1,740	25.93127551
7/19/2022	Buy	887	25.76777267
7/20/2022	Buy	711	25.44142667
7/21/2022	Buy	1,776	24.7333
7/21/2022	Buy	710	24.76561667
7/22/2022	Buy	1,775	25.05
7/25/2022	Sell	710	25.48159333
8/4/2022	Buy	1,479	25.5356
8/8/2022	Sell	592	25.725
8/10/2022	Sell	592	26.2111
8/11/2022	Buy	888	25.83335533
8/11/2022	Sell	592	26.0424
8/15/2022	Buy	5,948	23.09075539
8/15/2022	Buy	8,285	23.9543
8/15/2022	Sell	592	23.6524
8/15/2022	Buy	1,775	22.34620733
8/17/2022	Sell	592	24.16125
8/18/2022	Sell	2,367	25.20314525
8/19/2022	Sell	11,800	23.02
8/19/2022	Buy	38,500	24.48829642
8/19/2022	Sell	800	23.6971831
8/19/2022	Sell	3,700	23.81323392
8/22/2022	Sell	13,298	22.96145367
8/22/2022	Sell	6,222	22.81251402
8/22/2022	Buy	1,220	21.55285
8/23/2022	Sell	13,420	22.60012443
8/23/2022	Sell	2,440	22.36462
8/23/2022	Sell	32,940	23.04170882
8/24/2022	Sell	9,150	28.828893
8/24/2022	Buy	1,378	29.20425354
8/24/2022	Buy	452	28.825
8/24/2022	Buy	3,050	29.1909546
8/24/2022	Buy	7,930	29.1975
8/24/2022	Sell	12,200	29.0715508
8/24/2022	Buy	12,200	29.2375
8/25/2022	Buy	13,836	28.85265213
8/26/2022	Buy	5,490	28.71276456
8/30/2022	Sell	2,440	27.372203
8/30/2022	Buy	2,440	27.724246
8/30/2022	Buy	6,100	27.8
9/2/2022	Buy	10,922	40.87190484*
9/2/2022	Buy	1,261	40.31652194*
9/7/2022	Buy	5,413	41.29253798*
9/7/2022	Buy	2,749	41.30406625*
9/8/2022	Buy	10,638	41.76513115*
9/8/2022	Buy	313,142	31.97491547
9/8/2022	Buy	3,488	41.59423225*

*Canadian dollars

TRQ $23 Strike Call Option August 2022

Date	Transaction Type	Number of shares of Common Stock	Price ($)
8/15/2022	Sell	800	0.697
8/19/2022	Buy	800	0.697

TRQ Put Options

Date	Transaction	Notional Shares	Price ($)	Expiration/Strike ($)
7/12/2022	Buy	33,100	2.15	August 2022/24
7/21/2022	Buy	2,400	2.0915	August 2022/24
8/17/2022	Sell	17,800	0.4	August 2022/24
7/27/2022	Buy	100	1.8	August 2022/25
8/9/2022	Sell	100	1.0016	August 2022/25
8/10/2022	Sell	10,800	0.71692	August 2022/25
8/10/2022	Sell	35,500	0.8485	August 2022/25
8/18/2022	Buy	29,600	0.45	August 2022/25
8/18/2022	Sell	29,600	0.45	August 2022/25
8/18/2022	Buy	7,800	0.3084	August 2022/25
8/19/2022	Buy	38,500	0.511703584	August 2022/25
7/21/2022	Buy	5,900	3.01	August 2022/26
7/22/2022	Buy	5,900	2.95	August 2022/26
8/19/2022	Sell	11,800	2.98	August 2022/26
7/19/2022	Buy	1,600	3.187500001	August 2022/27
7/20/2022	Buy	2,100	3.1862069	August 2022/27
8/19/2022	Sell	3,700	3.186766079	August 2022/27
8/15/2022	Buy	23,700	1.1009	September 2022/22
8/30/2022	Sell	700	0.27160714	September 2022/22
8/10/2022	Buy	10,800	1.26452	September 2022/23
8/10/2022	Buy	35,500	1.5868	September 2022/23
8/17/2022	Buy	18,400	1.725	September 2022/23
8/18/2022	Buy	9,200	1.224573333	September 2022/23
8/19/2022	Buy	12,200	1.3449	September 2022/23
8/22/2022	Buy	12,200	1.81698	September 2022/23
8/9/2022	Buy	100	2.25	September 2022/24
8/24/2022	Buy	3,600	0.646000005	September 2022/25
8/24/2022	Buy	20,800	0.6697	September 2022/25
8/24/2022	Buy	10,400	0.640082353	September 2022/25
8/11/2022	Buy	9,600	2.5735	September 2022/26
8/11/2022	Buy	600	2.489	September 2022/26
8/12/2022	Buy	500	2.35	September 2022/26
8/24/2022	Buy	3,000	0.831559995	September 2022/26
8/30/2022	Buy	18,300	1.05	September 2022/26
8/24/2022	Buy	6,100	1.3704	September 2022/27
8/26/2022	Buy	100	1	September 2022/27
8/30/2022	Buy	700	1.42160714	September 2022/27
8/24/2022	Buy	300	1.3	September 2022/28
8/24/2022	Buy	30,500	1.55	September 2022/28
8/24/2022	Buy	6,100	1.99924	September 2022/28
9/2/2022	Buy	4,600	0.2	September 2022/28
9/2/2022	Buy	12,000	0.3984	September 2022/30

For account of Pentwater Merger Arbitrage Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
7/12/2022	Buy	1,850	24.07055
7/12/2022	Buy	31,578	24.9643
7/13/2022	Sell	3,222	25.1324045
7/14/2022	Buy	1,611	23.960494
7/15/2022	Sell	1,611	25.102306
7/18/2022	Sell	4,737	25.93127551
7/19/2022	Buy	2,417	25.76777267
7/20/2022	Buy	1,934	25.44142667
7/21/2022	Buy	4,833	24.7333
7/21/2022	Buy	1,934	24.76561667
7/22/2022	Buy	4,833	25.05
7/25/2022	Sell	1,934	25.48159333
8/4/2022	Buy	4,028	25.5356
8/8/2022	Sell	1,611	25.725
8/10/2022	Sell	1,611	26.2111
8/11/2022	Buy	2,416	25.83335533
8/11/2022	Sell	1,611	26.0424
8/15/2022	Buy	16,194	23.09075539
8/15/2022	Buy	22,556	23.9543
8/15/2022	Sell	1,611	23.6524
8/15/2022	Buy	4,834	22.34620733
8/17/2022	Sell	1,611	24.16125
8/18/2022	Sell	6,445	25.20314525
8/19/2022	Sell	32,200	23.02
8/19/2022	Buy	104,700	24.48855996
8/19/2022	Sell	2,300	23.6971831
8/19/2022	Sell	10,000	23.81322414
8/22/2022	Sell	36,297	22.96145367
8/22/2022	Sell	16,983	22.81251402
8/22/2022	Buy	3,330	21.55285
8/23/2022	Sell	36,630	22.60012443
8/23/2022	Sell	6,660	22.36462
8/23/2022	Sell	89,910	23.04170882
8/24/2022	Sell	24,975	28.828893
8/24/2022	Buy	3,763	29.20425354
8/24/2022	Buy	1,232	28.825
8/24/2022	Buy	8,325	29.1909546
8/24/2022	Buy	21,645	29.1975
8/24/2022	Sell	33,300	29.0715508
8/24/2022	Buy	33,300	29.2375
8/25/2022	Buy	37,664	28.85265213
8/26/2022	Buy	14,985	28.71276456
8/30/2022	Sell	6,660	27.372203
8/30/2022	Buy	6,660	27.724246
8/30/2022	Buy	16,650	27.8
9/2/2022	Buy	163,165	40.87190484*
9/2/2022	Buy	18,840	40.31652194*
9/7/2022	Buy	34,067	41.29253798*
9/7/2022	Buy	17,303	41.30406625*
9/8/2022	Buy	60,146	41.76513115*
9/8/2022	Buy	1,903,871	31.97491547
9/8/2022	Buy	19,720	41.59423225*

*Canadian dollars

TRQ $23 Strike Call Option August 2022

Date	Transaction Type	Number of shares of Common Stock	Price ($)
8/15/2022	Sell	2,300	0.697
8/19/2022	Buy	2,300	0.697

TRQ Put Options

Date	Transaction	Notional Shares	Price	Expiration/Strike ($)
7/12/2022	Buy	90,200	2.15	August 2022/24
7/21/2022	Buy	6,500	2.0915	August 2022/24
8/17/2022	Sell	48,400	0.4	August 2022/24
7/27/2022	Buy	300	1.8	August 2022/25
8/9/2022	Sell	300	1.0016	August 2022/25
8/10/2022	Sell	29,200	0.71692	August 2022/25
8/10/2022	Sell	96,700	0.8485	August 2022/25
8/18/2022	Sell	80,600	0.45	August 2022/25
8/18/2022	Buy	80,600	0.45	August 2022/25
8/18/2022	Buy	21,200	0.3084	August 2022/25
8/19/2022	Buy	104,700	0.511440038	August 2022/25
7/21/2022	Buy	16,100	3.01	August 2022/26
7/22/2022	Buy	16,100	2.95	August 2022/26
8/19/2022	Sell	32,200	2.98	August 2022/26
7/19/2022	Buy	4,400	3.187500001	August 2022/27
7/20/2022	Buy	5,600	3.1862069	August 2022/27
8/19/2022	Sell	10,000	3.186775865	August 2022/27
8/15/2022	Buy	64,400	1.1009	September 2022/22
8/30/2022	Sell	1,800	0.27160714	September 2022/22
8/31/2022	Sell	100	0.405	September 2022/22
8/10/2022	Buy	29,200	1.26452	September 2022/23
8/10/2022	Buy	96,700	1.5868	September 2022/23
8/17/2022	Buy	50,200	1.725	September 2022/23
8/18/2022	Buy	25,100	1.224573333	September 2022/23
8/19/2022	Buy	33,400	1.3449	September 2022/23
8/22/2022	Buy	33,400	1.81698	September 2022/23
8/9/2022	Buy	300	2.25	September 2022/24
8/24/2022	Buy	28,300	0.640082353	September 2022/25
8/24/2022	Buy	10,000	0.646000005	September 2022/25
8/24/2022	Buy	56,600	0.6697	September 2022/25
8/11/2022	Buy	51,700	2.5735	September 2022/26
8/11/2022	Buy	1,700	2.489	September 2022/26
8/11/2022	Buy	100	2.35	September 2022/26
8/12/2022	Buy	1,500	2.35	September 2022/26
8/24/2022	Buy	8,300	0.831559995	September 2022/26
8/30/2022	Buy	50,000	1.05	September 2022/26
8/24/2022	Buy	16,700	1.3704	September 2022/27
8/26/2022	Buy	300	1	September 2022/27
8/30/2022	Buy	1,800	1.42160714	September 2022/27
8/31/2022	Buy	100	1.58	September 2022/27
8/24/2022	Buy	16,700	1.99924	September 2022/28
8/24/2022	Buy	900	1.3	September 2022/28
8/24/2022	Buy	83,300	1.55	September 2022/28
9/2/2022	Buy	13,100	0.2	September 2022/28
9/2/2022	Buy	33,800	0.3984	September 2022/30
9/2/2022	Buy	100	0.4	September 2022/30

For account of Pentwater Unconstrained Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
7/12/2022	Buy	40	24.07055
7/12/2022	Buy	570	24.9643
7/13/2022	Sell	58	25.1324045
7/14/2022	Buy	29	23.960494
7/15/2022	Sell	29	25.102306
7/18/2022	Sell	86	25.93127551
7/19/2022	Buy	44	25.76777267
7/20/2022	Buy	35	25.44142667
7/21/2022	Buy	87	24.7333
7/21/2022	Buy	35	24.76561667
7/22/2022	Buy	87	25.05
7/25/2022	Sell	35	25.48159333
8/4/2022	Buy	73	25.5356
8/8/2022	Sell	29	25.725
8/10/2022	Sell	29	26.2111
8/11/2022	Buy	44	25.83335533
8/11/2022	Sell	29	26.0424
8/15/2022	Buy	293	23.09075539
8/15/2022	Buy	407	23.9543
8/15/2022	Sell	9	23.6524
8/15/2022	Buy	87	22.34620733
8/17/2022	Sell	29	24.16125
8/18/2022	Sell	116	25.20314525
8/19/2022	Sell	600	23.02
8/19/2022	Buy	1,900	24.47975789
8/19/2022	Sell	200	23.81314655
8/22/2022	Sell	654	22.96145367
8/22/2022	Sell	306	22.81251402
8/22/2022	Buy	60	21.55285
8/23/2022	Sell	660	22.60012443
8/23/2022	Sell	120	22.36462
8/23/2022	Sell	1,620	23.04170882
8/24/2022	Buy	68	29.20425354
8/24/2022	Sell	450	28.828893
8/24/2022	Buy	22	28.825
8/24/2022	Buy	390	29.1975
8/24/2022	Buy	150	29.1909546
8/24/2022	Buy	600	29.2375
8/24/2022	Sell	600	29.0715508
8/25/2022	Buy	680	28.85265213
8/26/2022	Buy	270	28.71276456
8/30/2022	Sell	120	27.372203
8/30/2022	Buy	120	27.724246
8/30/2022	Buy	300	27.8
9/2/2022	Buy	4,027	40.87190484*
9/2/2022	Buy	465	40.31652194*
9/7/2022	Buy	776	41.29253798*
9/7/2022	Buy	394	41.30406625*
9/8/2022	Buy	1,342	41.76513115*
9/8/2022	Buy	440	41.59423225*
9/8/2022	Buy	9,928	31.97491547

*Canadian dollars

TRQ Put Options

Date	Transaction	Notional Shares	Price	Expiration/Strike ($)
7/12/2022	Buy	1,600	2.15	August 2022/24
7/21/2022	Buy	100	2.0915	August 2022/24
8/17/2022	Sell	800	0.4	August 2022/24
8/10/2022	Sell	600	0.71692	August 2022/25
8/10/2022	Sell	1,700	0.8485	August 2022/25
8/18/2022	Buy	1,400	0.45	August 2022/25
8/18/2022	Sell	1,400	0.45	August 2022/25
8/18/2022	Buy	400	0.3084	August 2022/25
8/19/2022	Buy	1,900	0.520242105	August 2022/25
7/21/2022	Buy	300	3.01	August 2022/26
7/22/2022	Buy	300	2.95	August 2022/26
8/19/2022	Sell	600	2.98	August 2022/26
7/19/2022	Buy	100	3.187500001	August 2022/27
7/20/2022	Buy	100	3.1862069	August 2022/27
8/19/2022	Sell	200	3.186853451	August 2022/27
8/15/2022	Buy	1,200	1.1009	September 2022/22
8/10/2022	Buy	600	1.26452	September 2022/23
8/10/2022	Buy	1,700	1.5868	September 2022/23
8/17/2022	Buy	900	1.725	September 2022/23
8/18/2022	Buy	400	1.224573333	September 2022/23
8/19/2022	Buy	600	1.3449	September 2022/23
8/22/2022	Buy	600	1.81698	September 2022/23
8/24/2022	Buy	500	0.640082353	September 2022/25
8/24/2022	Buy	200	0.646000005	September 2022/25
8/24/2022	Buy	1,000	0.6697	September 2022/25
8/11/2022	Buy	4,100	2.5735	September 2022/26
8/12/2022	Buy	100	2.35	September 2022/26
8/24/2022	Buy	100	0.831559995	September 2022/26
8/30/2022	Buy	900	1.05	September 2022/26
8/24/2022	Buy	300	1.3704	September 2022/27
8/24/2022	Buy	300	1.99924	September 2022/28
8/24/2022	Buy	1,500	1.55	September 2022/28
9/2/2022	Buy	200	0.2	September 2022/28
9/2/2022	Buy	600	0.3984	September 2022/30

For account of Matthew Halbower

Date	Transaction Type	Number of shares of Common Stock	Price ($)
9/1/2022	Sell	100,000	31.237